March 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	FutureFunds Series Account (“Registrant”)
Great-West Life & Annuity Insurance Company (“GWL&A”)
File Nos. 002-89550, 811-03972

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, FutureFunds Series Account (the “Registrant”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Registrant on March 4, 2022 on Form RW (Accession No. 0001193125-22-065154) (the “Form RW”) in respect of the above-referenced registration statement. The filing of the Form RW was made in error. The filing of the document was made under the incorrect submission form type and will be re-filed on Form AW.

Please direct any questions or comments regarding the foregoing application for withdrawal to me at (303) 737-2660.

Sincerely,

/s/ Kirsty Lieberman

Kirsty Lieberman

Senior Counsel

cc: Sally Samuel, Esq.

Branch Chief, Division of Investment Management

Securities offered and/or distributed by GWFS Equities, Inc., Member FINRA/SIPC. Insurance products issued by Great-West Life & Annuity Insurance Company, Corporate Office: Greenwood Village, CO; or, in New York, by Great-West Life & Annuity Insurance Company of New York, Home Office: New York, NY. GWFS is a subsidiary of GWLA and an affiliate of GWLANY, Empower Retirement, LLC; Great-West Funds, Inc.; and registered investment advisers, Advised Assets Group, LLC and Personal Capital.